March 17, 2026	Exhibit 99.2
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Chief Accounting Officer Transition

James Hardie Industries plc (NYSE / ASX : JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, appointed David Hill, the Company’s Vice President of Finance Integration and Transformation, to succeed David Wisniewski as the Company’s Chief Accounting Officer, effective March 17, 2026. The transition is not due to any disagreement between Mr. Wisniewski and the Company or its Board regarding any matter related to the Company’s accounting principles or practices, financial disclosures, or internal controls.
Mr. Hill previously held the title of Vice President and Global Controller from 2016 until 2025 before transitioning into leading the finance integration efforts related to the Company’s acquisition of The AZEK Company Inc. Prior thereto, Mr. Hill served in a variety of roles at Mars Corp., United Service Companies, Hyatt Hotels and Ernst & Young. Mr. Hill is a certified public accountant (inactive) and has more than fifteen years of experience in accounting and finance with publicly traded companies. To help facilitate a smooth transition, it is expected that Mr. Wisniewski will remain with the Company in an advisory role for a period of time.

About James Hardie
James Hardie Industries plc is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, Australia and New Zealand.
James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact

investors@jameshardie.com

This communication has been authorized by the Company Secretary of James Hardie Industries plc.